[Date]

Ms. Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Metropolitan Series Fund, Inc. File No. 811-03618 (the “Registrant”)

Dear Ms.White:

On behalf of the Registrant, I am sending a response to oral comments delivered by Ms. White on March 16, 2010 to the post-effective amendment to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 10, 2010, accession no. 0001193125-10-027131.

Please note the following responses (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the Registration Statement):

General Comments:

Comment:	As a general reminder, please include the new governance disclosure in the next post-effective amendment to the Registration Statement.

Response:	The Registrant intends to include the enhanced governance disclosure in its filing pursuant to Rule 485(b) under the Securities Act of 1933, expected to occur on or about April 30, 2010.

Comment:	Please provide supplementally completed fee tables and expense examples.

Response:	The requested information is attached as Exhibit A.

Comment:	Please include the tax disclosure required by Item 7 of Form N-1A.

Response:	The Registrant respectfully declines to make the requested change. Item 7 of Form N-1A states that the information requested by that Item is only required “as applicable.” Instruction C.3.(d)(ii)(B) allows funds offered as a specific investment option for a variable contract to modify other disclosure in the prospectus consistent with offering the fund as a specific investment option for a variable contract. Because the series of the Registrant (the “Portfolios”) are offered only in connection with variable annuity and insurance contracts, the Item 7 disclosure does not generally apply to the Portfolios. See also Investment Company Act Release No. 28584 at note 69 (January 19, 2009) (“Item 7 of the summary section, which requires tax information that may not be relevant in the context of . . . variable insurance contracts, expressly states that the disclosures are only required to be made, as applicable.” (emphasis in original.)

Comment:	In conjunction with each reference to the Adviser’s manager-of-managers relief in the registration statement, please add disclosure to the prospectus stating that such relief does not apply to advisory agreements with affiliates.

Response:	The following disclosure has been added to the general discussion of the exemptive order:

“The Portfolio may not generally rely on the exemptive order with respect to subadvisers that are affiliated with the Adviser.”

Comment:	Please add subprime mortgage risk disclosure to the risk section of the prospectus for any Portfolio that invests in subprime mortgages.

Response:	Although some of the Portfolios may invest in subprime mortgages, investments in such securities do not represent a principal investment strategy of any of the Portfolios. To the extent a Portfolio may otherwise invest in subprime mortgages, disclosure regarding the risks associated with such investments is contained in the full Mortgage-backed and Asset-backed Securities Risk disclosure currently in such Portfolio’s prospectus and in the Portfolio’s Statement of Additional Information.

Comment:	In the Example required by Item 3 of Form N-1A, please remove the statement in the paragraph preceding the Example that the expense numbers reflect the waiver for the period in place. Please add a parenthetical next to the “1 Year” heading to state that the waiver is reflected in the Example.

Response:	The Registrant respectfully declines to make the requested change. The Registrant is concerned that, if it were to make this change, the data presented for periods other than “1 Year” would be unclear; specifically, it would be difficult for investors to discern that the numbers for every period reflect the fee waiver during the first year. The Registrant believes that the current presentation accurately and adequately discloses that each of the amounts presented in the “Example” reflect the fee waiver for the first year. Moreover, if the Registrant were to include the suggested parenthetical after or under the “1 Year” row in the table, the reader may not readily discern that the 3, 5 and 10 year numbers only take into account the waiver for the first year of the results shown, unless the Registrant added similar parenthetical explanations after these entries. This would inevitably further clutter the presentation of the information in the Example.

Comment:	Please ensure that the principal risks disclosed in the summary portion of the prospectus required by Item 4(b) parallel the risks disclosed in response to Item 9(c) in the statutory prospectus, including leverage risk, credit risk and counterparty risk.

Response:	We believe that the descriptions of the principal risks disclosed in the summary portion of the Portfolios’ prospectuses summarize the disclosure responsive to

Item 9(c). In many instances, a principal risk for a Portfolio (e.g., Derivatives Risk) inextricably involves elements of other risks. While the Portfolios’ discussion of Derivatives Risk, for example, specifically mentions and provides summary information regarding other risks (e.g., leverage risk), we believe shareholders may benefit from a fuller discussion of risks that are inextricably linked or related to the Portfolios’ principal risks. In addition, we believe that Instruction C(3)(b) permits the Registrant to include additional information about these related risks in the statutory prospectus, even if that information is not otherwise required. To clarify the purpose of such disclosure, we have added the following disclosure immediately before the discussion of such risks: “[b]elow is information regarding risks related to the primary risks of investing in the Portfolio.”

Comment:	In the Annual Portfolio Operating Expense tables, please delete all footnotes describing acquired funds fees and expenses and voluntary fee waivers. Please delete any additional footnotes that are not required by Form N-1A.

Response:	The requested changes have been made except with respect to contractual expense limitations and contractual fee waivers, including as discussed below. Also, disclosure regarding Underlying Portfolio Fees and Expenses formerly included in a footnote to the Asset Allocation Portfolios’ Annual Portfolio Operating Expense tables has been promoted to regular text. We believe that disclosure helps facilitate a shareholder’s understanding of the expenses associated with an investment in the Asset Allocation Portfolios.

Comment:	In the Annual Portfolio Operating Expense tables, for any expense limitation that is in place, please state who may terminate the expense limitation agreement and under what circumstances it may be terminated. Additionally, please do not disclose the existence of a fee cap if the Portfolio’s total annual operating expense ratio does not equal or exceed the expense limitation.

Response:	We have added the following disclosure where applicable: “[t]his arrangement may be modified or discontinued prior to April 30, 2011, only with the approval of the Board of Directors of the Portfolio.” We respectfully decline to delete the description of an expense limitation agreement in instances where a Portfolio may not currently experience a benefit from an expense limitation agreement. We believe that the existence of an expense limitation represents an effective ceiling on the Portfolio’s operating expenses and is information helpful to a potential shareholder’s understanding of the Portfolio.

Comment:	Please delete the introductory paragraph to the Average Annual Total Returns table. Please include the sentence stating that the index “reflects no deduction for fees or expenses” as a parenthetical to the index, as applicable. Please see the example in Form N-1A for reference.

Response:	The requested changes have been made.

Comment:	For each Portfolio, confirm supplementally that updated performance information will not be available except in required filings made with the Securities and

Exchange Commission. If updated performance information is available, include the disclosure required by Item 4(b)(2) of Form N-1A.

Response:	The Registrant does not intend to make updated performance information publicly available except in required filings made with the Securities and Exchange Commission.

Comment:	In the Primary Risk section, there is a statement that an investment in the Portfolio is not a deposit or obligation of, or guaranteed by, any bank and is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency of the U.S. Government. Please confirm that the Portfolios are sold through an insured depository institution. If the Portfolios are not sold through an insured depository institution, please delete the sentence required by Item 4(b)(1)(iii) of Form N-1A.

Response:	Certain variable insurance products for which one or more Portfolios may serve as an investment vehicle may be sold through insured depositary institutions.

Comment:	In the section entitled “Payments to Insurance Companies and Their Affiliates” in the summary section of the prospectus, please confirm that the disclosure required by Item 8 of Form N-1A does not apply, otherwise include such disclosure. Also in that section, specifically disclose that such payments create “conflicts of interest.”

Response:	Because the Portfolios are sold only in connection with variable annuity or insurance products, the Registrant has modified the disclosure required by Item 8, as expressly allowed by that Item, to provide comparable information relevant to the Portfolios. The Registrant has revised the disclosure as follows (additions to the previous disclosure are shown in italics):

The Portfolio is not sold directly to the general public but instead is offered as an underlying investment option for Contracts issued by insurance companies that are affiliated with the Portfolio and MetLife Advisers. As a result of these affiliations, the insurance companies may benefit more from offering the Portfolio as an investment option in the Contracts than offering other unaffiliated portfolios. The Portfolio and its related companies may also make payments to the sponsoring insurance companies (or their affiliates) for distribution and/or other services. The benefits to the insurance companies of offering the Portfolio over unaffiliated portfolios and these payments may be factors that the insurance companies consider in including the Portfolio as an underlying investment option in the Contracts and may create a conflict of interest. The Prospectus for your Contract contains additional information about these payments.

Portfolio Specific Comments

Comment:	For the Davis Venture Value Portfolio, Financial Services Risk is included in the primary risk in the “Portfolio Summary” section of the prospectus but is not referenced in the “Primary Risks of Investing in the Portfolio” section of the prospectus.

Response:	The following disclosure has been added to the “Primary Risks of Investing in the Portfolio” section of the prospectus:

Financial Services Risk. The Portfolio may invest a significant portion of its assets in the financial services sector. Risks of investing in the financial services sector include: (i) Regulatory actions: financial services companies may suffer a setback if regulators change the rules under which they operate; (ii) Changes in interest rates: unstable interest rates, and/or rising interest rates, can have a disproportionate effect on the financial services sector; (iii) Undiversified loan portfolios: financial services companies whose securities the Portfolio purchases may themselves have concentrated loan portfolios, such as a high level of loans to real estate developers, which makes them vulnerable to economic conditions that affect that industry; (iv) Credit: financial services companies may have exposure to investments or agreements (e.g., subprime loans) which, under certain circumstances, may lead to losses; and (v) Competition: the financial services sector has become increasingly competitive.

Comment:	For the Jennison Growth Portfolio, please clarify whether each person listed is jointly and primarily responsible for the day-to day management of the Portfolio.

Response:	As disclosed in the Prospectus, Kathleen A. McCarragher generally has final authority over all aspects of the Portfolio’s investment portfolio, including, but not limited to, purchases and sales of individual securities, portfolio construction, risk assessment, and management of cash flows.

Comment:	For T. Rowe Price Large Cap Growth Portfolio, please delete the footnote to the Annual Portfolio Operating Expense table relating to the voluntary fee waiver.

Response:	The Registrant has deleted the footnote.

Comment:	For Met/Artisan MidCap Value Portfolio, please delete the footnote regarding the voluntary fee waiver. Also please clarify the roles of each portfolio manager listed. If they are jointly and primarily responsible for the portfolio management please state so.

Response:	The Registrant respectfully notes that the footnote under the Annual Portfolio Operating Expenses does not describe a voluntary fee waiver, but rather notes that the advisory fee for that Portfolio has been restated due to an advisory fee change that occurred during the prior fiscal year.

With respect to the portfolio managers, the Registrant confirms that Scott C. Satterwhite and James C. Kieffer, Managing Directors of Artisan, and George O. Sertl, Jr., Portfolio Manager, have co-managed the Portfolio since 2009 and are each jointly and primarily responsible for the day-to-day management of the Portfolio. The Registrant has revised disclosure for Met/Artisan Mid Cap Value Portfolio accordingly.

Comment:	For Neuberger Berman Genesis Portfolio, please clarify the roles of each portfolio manager listed. If they are jointly and primarily responsible for the portfolio management please state so.

Response:	The Registrant recently received clarifying information from Neuberger Berman. Judith M. Vale and Robert W. D’Alelio are the primary portfolio managers, Michael L. Bowyer and Brett S. Reiner, are Associate Portfolios. The Registrant has revised disclosure for Neuberger Berman Genesis Portfolio accordingly.

Comment:	For Loomis Sayles Small Cap Core Portfolio and MFS Total Return Portfolio, if the relevant portion of the investment objectives can be changed without a vote of shareholders or board action, please remove the strategy description stated in the objective.

Response:	Because the investment objectives of the Portfolios cannot be changed without approval by the Registrant’s Board of Directors, the Registrant respectfully declines to make the requested change.

Comment:	For T. Rowe Price Small Cap Growth Portfolio, please delete the footnote to the Annual Portfolio Operating Expenses relating to the voluntary fee waiver.

Response:	The Registrant has deleted the footnote.

Comment:	For Artio International Stock Portfolio, given the Portfolio’s investment strategy, please advise why there is not a fuller description of investments in emerging markets.

Response:	The Registrant has added a separate description of the risks of investing in emerging markets to the “Primary Risks” sub-section of the “Portfolio Summary” and the “Primary Risks” section of the prospectus.

Comment:	For BlackRock Bond Income Portfolio, please advise why there is not a fuller description of investments in emerging markets.

Response:	The Registrant confirms that investing in emerging markets is not a principal investment strategy of the BlackRock Bond Income Portfolio nor a principal risk. Therefore, the Registrant respectfully declines to add a separate description of the risks of investing in emerging markets to the “Primary Risks” sub-section of the “Portfolio Summary” and the “Primary Risks” section of the prospectus.

Comment:	For Van Eck Global Natural Resources Portfolio, please advise why there is not a full description of investment in real estate given the portfolios investment strategy.

Response:	The following has been added to the principal risk section of the portfolio:

Real Estate Risk. Many of the companies in which the Portfolio may invest own substantial amounts of or have substantial exposure to real estate and real-estate related investments, including undeveloped land, timber land, and land for resource exploration. A particular company’s exposure to real estate may be focused in a specific country or region. Accordingly, investments in those companies may be adversely affected by a general decline in real estate values generally or in the relevant region in which the Portfolio invests.

Statement of Additional Information

Comment:	Please confirm the number of portfolios for each of the Metropolitan Series Fund and the Met Investors Series Trust. In certain places the document indicates that there are 38 Portfolio rather than 36.

Response:	The Registrant has revised such references in the Statement of Additional Information to reflect the accurate number of Portfolios that will exist as of May 1, 2010.

In addition, we make the following representations to you:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around April 30, 2010 to incorporate the responses to your comments described above. Please feel free to call me at 617-578-4036 if you have any questions or would like anything additional.

Sincerely,

/s/ Michael P. Lawlor
Michael P. Lawlor

Exhibit A